MANAGEMENT INFORMATION CIRCULAR

May 11, 2011

MANAGEMENT INFORMATION CIRCULAR

TABLE OF CONTENTS

VOTING INFORMATION	1
Solicitation of Proxies	1
Date of Information in Circular	1
Voting Shares and Principal Shareholders	1
Currency and Exchange Rate	1
Who Can Vote	1
Voting By Registered Shareholders	2
Voting By Non-Registered Shareholders	3

BUSINESS OF THE MEETING	4
Receipt of Financial Statements	4
Appointment of Auditor	4
Election of Directors	4
Amendment to New Incentive Share Option Plan	6
Share Consolidation	7
Sale of Mining Equipment	9

STATEMENT OF EXECUTIVE COMPENSATION	10
Compensation Discussion and Analysis	10
Performance Graph	11
Summary Compensation Table	11
Option-Based Awards	12
Outstanding Share-Based Awards and Option-Based Awards	13
Incentive Plan Awards – Value Vested or Earned During the Most Recently Completed Financial Year	14
Pension Plan Benefits	14
Termination of Employment, Change in Responsibilities and Employment Contracts	14
Report on Executive Compensation	16
Director Compensation	16
Outstanding Share-Based Awards and Option-Based Awards	17
Directors and Officers Insurance	18

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS	18

EQUITY COMPENSATION PLANS	19
Equity Compensation Plan Information	19
New Incentive Share Option Plan	19
New SOP Activity	21
Former Incentive Share Option Plan	22
Former SOP Activity	23
Directors’ Remuneration Plan	23
Directors’ Remuneration Plan Activity	24
Summary Information	24

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS	25

AUDIT COMMITTEE INFORMATION	25

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON	25

MANAGEMENT CONTRACTS	25

OTHER MATTERS	25
Shareholder Proposals	25
Glossary	25
Additional Information	26

BOARD APPROVAL	26
Schedule A CORPORATE GOVERNANCE DISCLOSURE	1

Schedule B CHARTER OF THE BOARD OF DIRECTORS	1

Schedule C COMPARISON TO CANADIAN CORPORATE GOVERNANCE REQUIREMENTS	1

CRYSTALLEX INTERNATIONAL CORPORATION
Suite 1201, 8 King Street East, Toronto, Ontario M5C 1B5
Telephone: (416) 203-2448

VOTING INFORMATION

Solicitation of Proxies

This management information circular (the “Circular”) is furnished in connection with the solicitation of proxies by management of Crystallex International Corporation (the “Corporation”) for use at the annual and special meeting of shareholders of the Corporation (the “Meeting”) to be held at the time and place and for the purposes set forth in the Notice of Meeting accompanying this Circular. The solicitation of proxies will be primarily by mail, but proxies may also be solicited by telephone, in writing or in person by the directors, officers and employees of the Corporation or by agents appointed by the Corporation. The cost of the solicitation of proxies will be borne by the Corporation.

Date of Information in Circular

Information contained in this Circular is given as at May 11, 2011 unless otherwise indicated.

Voting Shares and Principal Shareholders

The Corporation is authorized to issue an unlimited number of common shares (“Common Shares”), an unlimited number of Class A Preference shares and an unlimited number of Class B Preference shares. As at the date of this Circular, there were 364,817,719 Common Shares, no Class A Preference shares and no Class B Preference shares issued and outstanding. The Common Shares are listed and posted for trading on the Toronto Stock Exchange (the “TSX”) and the NYSE Amex under the symbol “KRY”.

As at the date of this Circular, to the knowledge of the directors and executive officers of the Corporation, no person beneficially owns or controls or directs, directly or indirectly, securities of the Corporation carrying 10% or more of the voting rights attached to any class of voting securities of the Corporation.

Currency and Exchange Rate

The noon buying rate of exchange on May 11, 2011, as quoted by the Bank of Canada for Canadian dollars was CAD$1.00 per US$1.0436.

Who Can Vote

Unless a poll is requested or required, voting at the Meeting will be by a show of hands with each shareholder having one vote. If a poll is requested or required, shareholders will have one vote for each common share of the Corporation held by them. Unless otherwise indicated, a simple majority of the votes cast is required to approve a resolution at the Meeting.

May 4, 2011 is the record date to determine shareholders who are entitled to receive notice of and to vote at the Meeting. Registered shareholders at the close of business on that date will be entitled to vote at the Meeting. You are a registered shareholder if your name appears on your share certificate.

Each Common Share entitles the holder to one vote in respect of the vote taken at the Meeting. In respect of matters properly brought before the Meeting pertaining to items of business affecting them, each shareholder is entitled to one vote for each Common Share they hold.

Voting By Registered Shareholders

The following instructions are for registered shareholders only. If you are a non-registered shareholder, please see “Voting by Non-Registered Shareholders” below and follow your intermediary’s instructions on how to vote your Common Shares.

Only registered shareholders may vote at the meeting. Registered shareholders who attend the Meeting may vote the Common Shares registered in their names on resolutions put before the Meeting. To ensure your vote is counted, complete and return the enclosed form of proxy as soon as possible even if you attend the Meeting in person. Even if you return a proxy, you can attend the Meeting and your vote can be taken and counted at the Meeting. Please register your attendance with the scrutineer, CIBC Mellon Trust Company, upon your arrival at the Meeting.

If you are a registered shareholder but do not plan to attend the Meeting, you may vote by using a proxy to appoint someone to attend the Meeting as your proxyholder. A proxy is a document that authorizes another person to attend the Meeting and cast votes at the Meeting on behalf of a registered shareholder. If you are a registered shareholder, you can use the accompanying form of proxy. You may also use any other legal form of proxy.

Your proxyholder is the person you appoint to cast your votes for you at the Meeting. The persons named in the enclosed form of proxy are executive officers or directors of the Corporation. You may choose those individuals or any other person to be your proxyholder. Your proxyholder does not have to be a shareholder. If you want to authorize an executive officer or director of the Corporation as your proxyholder, please leave the line near the top of the proxy form blank, as their names are pre-printed on the form. If you want to authorize another person as your proxyholder, fill in that person’s name in the blank space located near the top of the enclosed proxy form.

Your proxy authorizes the proxyholder to vote and otherwise act for you at the Meeting, including any continuation of the Meeting that may occur if the Meeting is adjourned.

If you mark on the proxy how you want to vote on a particular issue (by checking FOR, AGAINST OR WITHHOLD, as applicable), your proxyholder must vote your Common Shares as instructed. If you do NOT mark on the proxy how you want to vote on a particular matter, your proxyholder is entitled to vote your Common Shares as he or she sees fit. If your proxy does not specify how to vote on any particular matter, and if you have authorized an executive officer or director of the Corporation to act as your proxyholder, your Common Shares will be voted at the Meeting FOR the Resolution.

If any amendments are proposed to a resolution, or if any other matters properly arise at the Meeting, your proxyholder can vote your Common Shares and as he or she sees fit. The Notice of Meeting sets out all the matters to be presented at the Meeting that are known to management as of the date of this Circular.

To be valid, a proxy must be filled out, correctly signed (exactly as your name appears on the share certificate representing the Common Shares) and deposited with CIBC Mellon Trust Company, Proxy Department by mail using the return envelope accompanying the Notice of Meeting to CIBC Mellon Trust Company at P.O. Box 721, Agincourt, Ontario, M1S 0A1, by hand delivery to CIBC Mellon Trust Company at 320 Bay Street, Banking Hall Level, Toronto, Ontario M5H 4A6, or by facsimile to 416-368-2502 not later than 9:00 a.m. (Toronto time) on June 20, 2010 (or no later than 9:00 a.m. on the day two Business Days (excluding Saturdays, Sundays and holidays) before any reconvened meeting if the Meeting is adjourned or postponed).

If you want to revoke a proxy after you have delivered it, another properly executed proxy bearing a later date should be delivered by you as set out above, or you can deposit an instrument in writing executed by you or your attorney authorized in writing or by transmitting a revocation, that is in any case received:

  at the registered office of the Corporation by 5:00 p.m. (Toronto time) on the last Business Day preceding the date of the Meeting, or any postponement(s) or adjournment(s) of the Meeting, or with the scrutineers of the Meeting, to the attention of the chair of the Meeting, at or immediately prior to the commencement of the Meeting or any postponement(s) or adjournment(s) of the Meeting, or in any other way permitted by law.

If you revoke a proxy and do not replace it with another proxy that is properly deposited, you may still vote Common Shares registered in your name in person at the Meeting.

Voting By Non-Registered Shareholders

You may be a non-registered shareholder (as opposed to a registered shareholder) if your Common Shares are held on your behalf, or for your account, by an intermediary, such as a broker, an investment dealer, a bank or a trust company. In accordance with Canadian securities law, the Corporation has distributed copies of the meeting materials to intermediaries for onward distribution to non-registered shareholders. Intermediaries are required to forward the meeting materials to non-registered shareholders unless a non-registered shareholder has waived the right to receive them. Typically, intermediaries will use a service company to forward the meeting materials to non-registered shareholders.

Non-registered shareholders will receive either voting instruction forms or, less frequently, forms of proxy. The purpose of these forms is to permit non-registered shareholders to direct the voting of the Common Shares they beneficially own. Non-registered shareholders should follow the procedures set out below, depending on which type of form they receive.

(a)

Voting Instruction Form. In most cases, a non-registered shareholder will receive, as part of the meeting materials, a voting instruction form. If the non-registered shareholder does not wish to attend and vote at the Meeting in person (or have another person attend and vote on the holder’s behalf), the voting instruction form must be completed, signed and returned in accordance with the directions on the form. If a non-registered shareholder wishes to attend and vote at the Meeting in person (or have another person attend and vote on the holder’s behalf), the non-registered shareholder must complete, sign and return the voting instruction form in accordance with the directions provided.

or

(b)

Forms of Proxy. Less frequently, a non-registered shareholder will receive, as part of the meeting materials, forms of proxy that have already been signed by the intermediary (typically by a facsimile, stamped signature) which is restricted as to the number of Common Shares beneficially owned by the non-registered shareholder but which is otherwise uncompleted. If the non- registered shareholder does not wish to attend and vote at the Meeting in person (or have another person attend and vote on the non-registered shareholder’s behalf), the non-registered shareholder must complete a proxy and return it to the Corporation’s transfer agent, CIBC Mellon Trust Company, as described above. If a non-registered shareholder wishes to attend and vote at the Meeting in person (or have another person attend and vote on the holder’s behalf), the non- registered shareholder must strike out the names of the persons named in the proxy and insert the non-registered shareholder’s (or such other person’s) name in the blank space provided and return the proxy in accordance with the instructions provided by the intermediary.

Non-registered shareholders should follow the instructions on the forms they receive and contact their intermediaries promptly if they need assistance.

Please Complete Your Proxy or Proxies

Whether or not you plan to attend the Meeting, the management of the Corporation, with the support of the board of directors of the Corporation (the “Board”), requests that you fill out your proxy or proxies to ensure your votes are cast at the Meeting. This solicitation of your proxy or proxies (your vote) is made on behalf of management, and the associated costs will be borne by the Corporation.

BUSINESS OF THE MEETING

Receipt of Financial Statements

The audited consolidated financial statements of the Corporation for the fiscal year ended December 31, 2010 and accompanying auditor’s report thereon will be presented at the Meeting. Receipt of the audited consolidated financial statements of the Corporation together with the auditor’s report thereon at the Meeting will not constitute approval or disapproval of any matters referred to therein.

Appointment of Auditor

At the Meeting, the management of the Corporation proposes to nominate PricewaterhouseCoopers LLP, Chartered Accountants, as auditor of the Corporation on terms of engagement and at remuneration to be fixed by the Board. PricewaterhouseCoopers LLP has acted as the Corporation’s auditor since June 28, 2007.

Unless otherwise directed, the persons named in the accompanying form of proxy intend to vote “For” the appointment of PricewaterhouseCoopers LLP as auditor of the Corporation for the year ending December 31, 2011, and to authorize the Board to fix the auditor’s terms of engagement and remuneration.

Election of Directors

The articles of the Corporation provide that the Corporation shall have a minimum of one director and a maximum of ten directors. The articles also provide that the actual number of directors within the specified minimum and maximum may be determined from time to time by resolution of the Board. The Board has fixed the number of directors of the Corporation, within the specified minimum and maximum, at five. The term of office of each of the current directors expires on the election of directors at the Meeting.

Management of the Corporation intends to nominate the individuals named below for election as directors of the Corporation. Unless otherwise directed, the persons named in the accompanying form of proxy intend to vote “For” the election of the proposed nominees as directors of the Corporation. The Corporation has not received notice, and management of the Corporation is not aware, of any other nominees for election as directors of the Corporation.

Management does not expect that any of the nominees will be unable to serve as director but if that should occur for any reason prior to the Meeting, the persons named in the accompanying form of proxy will vote for another nominee of management if presented, or to reduce the number of directors accordingly, in their discretion, unless discretionary authority is denied in the form of proxy.

The table below sets out the following information for each proposed nominee: (a) name and province or state and country of residence and position with the Corporation; (b) principal occupation during the past five years; (c) the period during which the individual has served as a director; (d) the number of Common Shares beneficially owned or controlled or directed; directly or indirectly; and (e) the Board committees of which the individual is a member.

			Number of Common
			Shares Beneficially
			Owned or Controlled or
Name, Residence and	Principal Occupation		Directed, Directly or
Position with Corporation(1)	During the Past 5 Years (1)	Director Since	Indirectly(1)

Robert A. Fung(2)(4)(5) Ontario, Canada Chief Executive Officer and Chair of the Board	Employee, Macquarie Capital Markets Canada Ltd. (formerly Orion Securities Inc.)	December 3, 1996	19,500

Michael J. H. Brown(2)(5)(6) Ontario, Canada Director	Principal, Capital Markets Advisory Division, Acer Resource Financial Management Inc.	October 10, 2002	104,260

			Number of Common
			Shares Beneficially
			Owned or Controlled or
Name, Residence and	Principal Occupation		Directed, Directly or
Position with Corporation(1)	During the Past 5 Years (1)	Director Since	Indirectly(1)

Harry J. Near (3)(4)(6) Ontario, Canada Director	President, Near Consultants & Associates; Principal, The Earnscliffe Strategy Group	May 5, 1997	192,683

Marc J. Oppenheimer(2)(5) New Jersey, United States of America Director	President, Octagon Assoc. Inc.; Chief Operating Officer, Chief Financial Officer and Treasurer of IDT Corporation; Executive Vice President of Kenmar Global Investment Management Inc.	February 20, 1995	535,282

Johan C. van’t Hof(2)(3) Ontario, Canada Director	President, Tonbridge Power Inc.	March 12, 2004	45,739

______________

Notes:
(1)

Information on the province or state and country of residence, the principal occupation and the number of Common Shares beneficially owned or controlled or directed, directly or indirectly, by each proposed nominee is not within the knowledge of management of the Corporation and has been furnished by the proposed nominee. The number of Common Shares beneficially owned or controlled or directed, directly or indirectly, by each proposed nominee is as at the date of this Circular.

(2)	Member of the Finance and Risk Committee.
(3)	Member of the Audit Committee.
(4)	Member of the Nominating and Governance Committee.
(5)	Member of the Environment, Health and Safety and Operations Committee (EHSO). The EHSO Committee was discontinued in January 2011.
(6)	Member of the Compensation Committee.

Other than as described below, no director or senior officer of the Corporation is, at the date of this Circular, or has, within ten years prior to the date of this Circular:

(a)

been a director, chief executive officer or chief financial officer of any company that (i) was subject to a cease trade order, an order similar to a cease trade order or an order that denied the company access to any exemption under securities legislation that was in effect for a period of more than 30 consecutive days; or (ii) was subject to a cease trade order, an order similar to a cease trade order or an order that denied the company access to any exemption under securities legislation that was in effect for a period of more than 30 consecutive days that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer;

(b)

been a director or executive officer of any company that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(c)

become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of that individual.

Other than as described below, no director or senior officer of the Corporation is, at the date of this Circular, or has been subject to (i) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (ii) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable security holder in deciding whether to vote for a proposed director.

In connection with a proposal with certain creditors filed on February 29, 2008, Mr. Fung reached a settlement with these creditors on March 12, 2009.

Amendment to New Incentive Share Option Plan

On June 24, 2009, shareholders of the Corporation approved a new incentive share option plan (the “New SOP”) for the benefit of certain directors, officers and key employees of the Corporation and certain other persons who provide services to the Corporation. The terms of the New SOP are summarized in this Circular under “Equity Compensation Plans – New Incentive Share Option Plan”. The Board believes that the New SOP provides an increased incentive for eligible persons to contribute to the future success and prosperity of the Corporation, thus enhancing the value of the Common Shares for the benefit of all the shareholders and increasing the ability of the Corporation to attract and retain skilled and motivated individuals in the service of the Corporation.

The shareholders of the Corporation previously approved the Corporation’s incentive share option plan (the “Former SOP”) in June 2002. Subsequently, shareholders of the Corporation approved an amendment to the Former SOP to increase the maximum number of Common Shares issued and issuable under the Former SOP in June 2005, and certain amendments to the Former SOP relating to blackout periods, cashless exercise and the addition of detailed amendment provisions in June 2007. Effective June 24, 2008, the Corporation ceased to grant options under the Former SOP. As at the date of this Circular, options to purchase an additional 7,318,733 Common Shares under the Former SOP were outstanding. No additional options to acquire Common Shares are available for grant under the Former SOP. For additional information concerning the Former SOP, see “Equity Compensation Plans – Former Incentive Share Option Plan”.

The New SOP fixed a maximum of 8,000,000 Common Shares of the Corporation that may be issued pursuant to the exercise of stock options granted under the New SOP. As a result, as stock options are granted by the Board under the New SOP, the number of stock options available for future grants is reduced by an amount equal to the number of stock options granted. It therefore becomes necessary from time to time to replenish the number of stock options available under the New SOP in order to be able to continue utilizing the New SOP. On June 23, 2010, shareholders of the Corporation approved an amendment to the New SOP to increase the maximum number of Common Shares issued and issuable under the New SOP by 5,000,000 Common Shares to an aggregate of 13,000,000 Common Shares.

On May 11, 2011, the Board approved a second amendment to the New SOP (the “New SOP Second Amendment Resolution”) to increase the maximum number of Common Shares issued and issuable thereunder by 3,000,000 Common Shares. The Board wished to replenish the number of stock options available under the New SOP by 3,000,000. The purpose of the New SOP Second Amendment Resolution was to facilitate the use of options to assist the Corporation in attracting and retaining experienced and skilled directors, officers and employees.

The aggregate number of Common Shares of the Corporation issuable pursuant to the exercise of stock options currently outstanding under the New SOP, including the New SOP Second Amendment Resolution, is 16,000,000, which is equal to 4.39% of the number of Common Shares of the Corporation which are currently outstanding.

Shareholder Approval

As required by the rules of the TSX, shareholders of the Corporation will be asked at the Meeting to consider and, if deemed advisable, to approve, confirm and ratify by means of an ordinary resolution, the New SOP Second Amendment Resolution adopted by the Board. The resolution shareholders will be asked to approve at the Meeting is as follows:

“BE IT RESOLVED THAT:

1.

the adoption of the New SOP Second Amendment Resolution to increase the maximum number of Common Shares issued and issuable under the New SOP by 3,000,000 Common Shares be and is hereby ratified, confirmed and approved; and

2.

any director or officer of the Corporation is hereby authorized and directed, for and on behalf of the Corporation, to do all such acts and things and to execute, whether under the corporate seal of the Corporation or otherwise, and deliver all such documents and instruments as may be considered necessary or desirable to give effect to the foregoing.”

To be approved, the above resolution must be passed by a majority of the votes cast by shareholders at the Meeting in respect of this resolution, other than votes attaching to Common Shares beneficially owned by insiders of the Corporation to whom stock options may be granted under the New SOP and associates of such insiders. Based on information furnished to the Corporation by insiders, the number of votes attaching to Common Shares beneficially owned by insiders and insiders' associates as of May 11, 2011 is 1,436,599 in the aggregate. Unless otherwise directed, the persons named in the accompanying form of proxy intend to vote “For” the resolution to approve the New SOP Second Amendment Resolution as set out above.

Share Consolidation

Shareholders of the Corporation will be asked at the Meeting to approve a special resolution (the “Share Consolidation Resolution”) authorizing the board of directors of the Corporation to consolidate all of the Corporation’s issued and outstanding Common Shares on the basis of a ratio (the “Ratio”) of not more than one (1) post-consolidation Common Share for every ten (10) pre-consolidation Common Shares (the “Consolidation”), with the Consolidation to be implemented by the Corporation’s Board at any time prior to December 31, 2011. The Consolidation remains subject to receipt of all necessary regulatory approvals, including shareholder approval and acceptance of the TSX.

The proposed Consolidation may be necessary for the Corporation to maintain the listing of the Common Shares on the NYSE Amex, which the Board believes is currently in the best interests of the Corporation and its shareholders. Accordingly, the Corporation is seeking approval by the shareholders of the Consolidation on the basis of the proposed Ratio. The Board will not proceed with the Consolidation if it determines that the Consolidation is no longer in the best interests of the Corporation and its shareholders.

If the Share Consolidation Resolution is approved, the Consolidation will be implemented only upon a determination by the Corporation’s Board that the Consolidation is in the best interests of the Corporation and its shareholders at that time. In connection with any determination to implement a proposed Consolidation, the Corporation’s Board will set the timing for such Consolidation. No further action on the part of the shareholders will be required in order for the Board to implement the Consolidation. Under the Canada Business Corporations Act (“CBCA”), shareholders do not have dissent rights with respect to the proposed Consolidation. If the Corporation’s Board does not implement the Consolidation before December 31, 2011, the authority granted by the Share Consolidation Resolution to implement the Consolidation on these terms will lapse and be of no further force or effect. The Share Consolidation Resolution will also authorize the Board to elect not to proceed with, and abandon, the Consolidation at any time if it determines, in its sole discretion, to do so. The Board would exercise this right if it determined that the Consolidation was no longer in the best interests of the Corporation and its shareholders. No further action on the part of the shareholders will be required in order for the Board to abandon the Consolidation.

If the Share Consolidation Resolution is approved by the shareholders, and the Board decides to implement the Consolidation, following the obtaining of all necessary regulatory approvals, including the acceptance of the TSX, the Corporation will promptly file articles of amendment with the Director under the CBCA in the form prescribed by the CBCA to amend the Corporation’s articles of incorporation. The Consolidation will become effective on the date shown in the certificate of amendment in connection therewith, or such other date as indicated in the articles of amendment.

If the Corporation’s Board decides to implement the Consolidation at the maximum authorized ratio of 1:10, upon completion of the proposed Consolidation the number of Common Shares issued and outstanding will be reduced from 364,817,719 as of May 11, 2011 to 36,481,772.

No fractional shares will be issued in connection with the Consolidation and, in the event that a shareholder would otherwise be entitled to receive a fractional share upon the Consolidation, those shareholders shall have such factional shares cancelled. Except for any variances attributable to fractional shares, the change in the number of issued and outstanding Common Shares that will result from the Consolidation will cause no change in the capital attributable to the Common Shares and will not materially affect any shareholders’ percentage ownership in the Corporation, even though such ownership will be represented by a smaller number of Common Shares.

The exercise or conversion price and/or the number of Common Shares issuable under any outstanding convertible securities, including under outstanding stock options, warrants, rights and any other similar securities will be proportionately adjusted upon the implementation of the Consolidation, in accordance with the terms of such securities, based on the Consolidation ratio.

If the proposed Consolidation is approved by the shareholders and all regulatory requirements are complied with, including the approval by the TSX, and implemented by the Corporation’s Board, registered shareholders will be required to exchange their share certificates representing pre-Consolidation Common Shares for new share certificates representing post-Consolidation Common Shares. Following the announcement by the Corporation of the effective date of Consolidation, registered shareholders will be sent a transmittal letter from the Corporation’s transfer agent, CIBC Mellon Trust Company, as soon as practicable after the effective date of the Consolidation. The letter of transmittal will contain instructions on how to surrender certificate(s) representing pre-Consolidation shares to the transfer agent.

The transfer agent will send to each registered shareholders who has sent the required documents a new share certificate representing the number of post-Consolidation Common Shares to which the shareholder is entitled. Until surrendered, each share certificate representing pre-Consolidation Common Shares will be deemed for all purposes to represent the number of whole post-Consolidation Common Shares to which the holder is entitled as a result of the Consolidation. If a registered shareholder would otherwise be entitled to receive a fractional share, such fractional share shall be deemed to have been cancelled as described above.

Shareholder Approval

The shareholders of the Corporation will be asked to consider and, if deemed appropriate, pass the following special resolution authorizing the Consolidation:

“BE IT RESOLVED THAT:

1.

The articles of the Corporation be amended to consolidate the issued and outstanding Common Shares of the Corporation, on the basis of a consolidation ratio of not more than one (1) post-consolidation share for every (10) ten pre-consolidation shares (the “Consolidation”);

2.

No fractional Common Shares shall be issued in connection with the Consolidation and, in the event that shareholders would otherwise be entitled to receive a fractional share upon Consolidation, such shareholders shall have such fractional shares cancelled;

3.

The effective date of such Consolidation shall be the date shown in the certificate of amendment issued by the Director appointed under the Canada Business Corporations Act or such other date indicated in the articles of amendment;

4.

Any director of the Corporation be and is hereby authorized, for and on behalf of the Corporation, to do all such things and execute all such documents and instruments as may be necessary or desirable to give effect to this resolution; and

5.

Notwithstanding the foregoing, the board of directors of the Corporation is hereby authorized to revoke this special resolution before it is acted on with or without further approval of the shareholders of the Corporation.”

Under the CBCA, the Share Consolidation Resolution requires the approval of at least two-thirds of the votes cast present in person or represented by proxy at the Meeting. Unless otherwise directed, the persons named in the accompanying form of proxy intend to vote “For” the resolution to approve the Share Consolidation Resolution as set out above.

Sale of Mining Equipment

During 2009, the Corporation sold generic mining equipment for net proceeds of $12.4 million and in 2010 sold additional generic mining equipment for net proceeds of $2.8 million. Upon the unilateral rescission in February 2011 of the Mine Operating Contract (the “MOC”), which the Corporation entered into in September 2002 with the Corporacion Venezolana de Guayana (the “CVG”), the Corporation commenced a process to sell its remaining mining equipment.

The Corporation is negotiating the principal terms of an equipment purchase agreement (“Equipment Purchase Agreement”) with an unrelated party, which will set out the terms and conditions relating to the purchase and sale of its remaining mining equipment. The Corporation believes it is advantageous to sell all the remaining equipment to one purchaser as the majority of the equipment is non-generic equipment and consequently there is not a large market of potential purchasers for the equipment. The proposed sale provides the Corporation with an opportunity to monetize the assets that it cannot use at the present time, and will allow the Corporation to increase its working capital and improve its cash position without causing dilution to the shareholders. In addition, the sale of the equipment will eliminate expenditures related to equipment storage, maintenance and insurance. For these reasons, management and the Board believe that it is in the best interest of the Corporation to proceed with the sale of the remaining mining equipment. It is presently contemplated that the purchase price for the equipment under the Equipment Purchase Agreement will be not less than U.S.$25 million, after accounting for customary deductions for packaging, recrating and adjustments for damaged or missing parts.

Shareholder Approval

Under the CBCA, the Equipment Purchase Agreement, the transactions contemplated thereunder and similar equipment purchase agreements do not require approval by the shareholders of the Corporation. Nevertheless, as part of the negotiations concerning the Equipment Purchase Agreement, the buyer has requested that the Corporation seek the approval of the shareholders of the Corporation by ordinary resolutions to sell the remaining equipment. In order to provide comfort to the buyer, the shareholders of the Corporation will be asked to consider an ordinary resolution which would authorize the Board to approve the transactions contemplated under the Equipment Purchase Agreement or similar equipment purchase agreements and any amendment to the terms and conditions of the Equipment Purchase Agreement as it may deem necessary or advisable and to abandon the sale of its remaining mining equipment under the Equipment Purchase Agreement at any time without seeking further shareholder approval, and, if thought appropriate, pass the following resolution authorizing the Equipment Purchase Agreement or similar equipment purchase agreements:

“BE IT RESOLVED THAT:

1.	The Equipment Purchase Agreement, as such agreement may be amended from time to time is hereby authorized and approved;

2.

any one director or officer of the Corporation is hereby authorized, for and on behalf of and in the name of the Corporation, to do all acts and things, at such time as is considered appropriate by such person, to execute, under the Corporation’s common seal or otherwise, and deliver all documents and instruments, to give all notices and to deliver and file with the regulatory authorities, or otherwise, or distribute, all documents and information which may, in the opinion of such person, be necessary or desirable to implement this special resolution or otherwise in connection with the matters authorized hereby, such determination to be conclusively evidenced by the execution and delivery of such document or instruction and the taking of such action; and

3.

the Board be granted sole discretion to determine the timing of implementation of the transactions contemplated under the Equipment Purchase Agreement and the sole discretion to determine whether or not to proceed with the transactions.

To be approved, the above resolution must be passed by a majority of the votes cast by shareholders at the Meeting in respect of this resolution. Unless otherwise directed, the persons named in the accompanying form of proxy intend to vote “For” the resolution to approve the Mining Equipment Purchase Agreement as set out above.

STATEMENT OF EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

The Compensation Committee, which is composed of Messrs. Brown (Chair), Near, Thompson and Zullo, reviews and makes recommendations to the Board with respect to the compensation of the executive officers of the Corporation.

Directors who are also members of management absent themselves from a meeting, or portion of a meeting, of the Board where such individual’s compensation is discussed and refrains from voting in respect of the approval of such compensation.

Objectives of Compensation Program

The Corporation’s principal goal is to create value for its shareholders. The Corporation believes that the compensation policies and practices of the Corporation should reflect the interests of its shareholders in achieving this goal.

The Corporation’s compensation philosophy is based upon the following principal objectives: (i) aligning the interests of the Chief Executive Officer and the other executive officers of the Corporation with the interests of the Corporation and its shareholders; (ii) linking executive compensation to the performance of the Corporation and each executive officer of the Corporation; and (iii) attracting, motivating and retaining individuals with exceptional executive, technical, financial and other relevant skills.

The Compensation Committee reviews compensation as a whole, taking into account salary, bonuses, stock options and any other form of compensation.

Annual Salaries and Performance Bonuses

To ensure that the Corporation attracts and retains qualified and experienced executives, the Compensation Committee annually reviews and, if appropriate, adjusts the base salaries of its executive officers.

The performance criteria considered in determining performance bonus awards vary in accordance with the position and responsibilities of the executive of the Corporation. While not solely based on any one item, key considerations in determining performance bonuses for executives of the Corporation include the operating performance of the Corporation, the guidance and strategic vision for growth and business goals of the Corporation, the performance of the Common Shares and other organizational indicators, as well as individual achievements that demonstrate a contribution by the executive officer to the Corporation. The Compensation Committee also considers industry peer compensation in assisting it to arrive at its recommendations.

2010 Compensation

The components of the executive compensation are comprised of base salary and bonuses. In December 2010, a performance review was performed in respect of all executive officers of the Corporation. In reviewing the compensation of executive officers, the Compensation Committee reviewed such compensation as a whole, taking into account salary and bonuses. The main consideration in establishing base salary ranges for the executive officers was the evaluation of market comparables for similar positions. For the year 2010, the Compensation Committee took note of the following factors: (a) the particular responsibilities related to the position; (b) salaries paid by comparable businesses; (c) the experience level of the executive officer; and (d) his or her overall performance. The Compensation Committee did not retain outside consulting or advisory service providers with respect to its review of the compensation of executive officers of the Corporation.

Performance Graph

The following performance graph compares the cumulative return to shareholders of the Corporation of an investment in Common Shares with the cumulative return to them of an investment in the Standard & Poor’s/Toronto Stock Exchange Composite Index (“TSX Composite”) and the Standard & Poor’s/Toronto Stock Exchange Global Gold Index (formerly, the S&P/TSX Capped Gold Index) (“TSX Gold”) assuming an investment of CAD$100 on December 31, 2005 and, where applicable, the reinvestment of dividends.

Index	Dec 31/05	Dec 31/06	Dec 31/07	Dec 31/08	Dec 31/09	Dec 31/10
Corporation	$100.00	$169.20	$92.00	$7.60	$15.80	$12.40
TSX Composite	$100.00	$114.51	$122.72	$79.73	$104.20	$119.26
TSX Gold(1)	$100.00	$127.52	$121.50	$123.36	$131.88	$166.09

No part of discretionary bonus payments that were made were as a direct result of the share price and financial status of the Corporation during the year ended December 31, 2010.

____________

Note:

(1)	The index methodology change from S&P/TSX Capped Gold Index to S&P/TSX Global Gold Index was effective on December 18, 2006.

Summary Compensation Table

The following table sets out information concerning the compensation paid during the most recently completed financial years that end on or after December 31, 2009 to (a) each individual who served as the chief executive officer or the chief financial officer of the Corporation during the most recently completed financial year; (b) each of the three most highly compensated executive officers of the Corporation, other than the chief executive officer and the chief financial officer, who were serving as executive officers at the end of the most recently completed financial year and whose total salary and bonus exceeds CAD$150,000; and (c) each of the individuals who would have been included in (b) if they had been serving as an officer of the Corporation at the most recently completed financial year end (the “Named Executive Officers”). All compensation amounts are reported in U.S. dollars. For 2010, compensation paid in Canadian dollars has been translated to U.S. dollars using an average exchange rate of US$0.9657 per CAD$1.00. Option-based awards calculated with reference to Canadian dollars have also been translated to U.S. dollar using the 2010 average exchange rate of US$0.9657 per CAD$1.00. For 2009, compensation paid in Canadian dollars has been translated to U.S. dollars using an average exchange rate of US$0.8775 per CAD$1.00.

					Non-Equity Incentive Plan Compensation
Name and Principal Position	Year	Salary ($)	Share- Based Awards (1)	Option- Based Awards	Annual Incentive Plans(2)	Long- Term Incentive Plans(1)	Pension Value(1)	All Other Compensation	Total Compensation
Robert Fung(3) Chief Executive Officer	2010	$400,000	n/a	$241,333	$389,710	n/a	n/a	Nil	$1,031,043
	2009	$400,000	n/a	$136,254	$100,000	n/a	n/a	Nil	$636,254
Robert Crombie(4) President	2010	$386,707	n/a	$77,770	$24,143	n/a	n/a	$14,047	$502,667
	2009	$351,000	n/a	$22,215	$4,388	n/a	n/a	$12,002	$389,605
Hemdat Sawh(5) Chief Financial Officer	2010	$236,058	n/a	$100,689	$19,314	n/a	n/a	$14,047	$370,108
	2009	$214,110	n/a	$14,810	$26,325	n/a	n/a	$12,002	$267,247
William A. Faust(6) Senior Vice-President and Chief Operating Officer	2010	$292,000	n/a	$79,212	Nil	n/a	n/a	$16,500	$388,412
	2009	$292,000	n/a	Nil	$1,000	n/a	n/a	$16,500	$309,500
Richard Marshall(7) Vice-President Investor Relations	2010	$178,000	n/a	$62,203	$17,000	n/a	n/a	$7,191	$264,394
	2009	$178,000	n/a	$66,646	$64,333	n/a	n/a	$7,191	$316,170

_____________

Notes:

(1)	The Corporation does not have share-based, long-term incentive or pension plans.
(2)	Annual bonuses are reported in the year in which they were earned, not the year in which they were paid.
(3)

Mr. Fung was appointed Chief Executive Officer on June 3, 2008. Effective January 1, 2009, Mr. Fung’s annual salary as Executive Chairman and CEO was increased to US$400,000 and the annual Chairman’s fee of CAD$180,000 was eliminated. In 2009 and 2010, Mr. Fung received no additional compensation for serving as a director other than an annual grant of stock options to acquire Common Shares.

(4)	Mr. Crombie was appointed President on June 3, 2008, prior to that he held the position of Senior Vice-President, Corporate Development. His annual salary in 2009 and in 2010 was CAD$400,000.
(5)

Mr. Sawh was appointed Chief Financial Officer on May 15, 2007. Mr. Sawh’s annual salary was CAD$244,000 in 2009 and CAD$244,442 in 2010. Mr. Sawh ceased to be Chief Financial Officer effective April 30, 2011. Mr. Crombie will assume the duties of V.P. Finance in addition to his role as President.

(6)	Mr. Faust was appointed Senior Vice President and Chief Operating Officer on April 16, 2007. His annual salary in 2009 and 2010 was US$292,000.
(7)	Mr. Marshall was appointed Vice President Investor Relations in 2003. His annual salary in 2009 and 2010 was US$178,000.

Option-Based Awards

The following table sets out information concerning options for Common Shares granted to the Named Executive Officers during 2010. For additional information, see “Equity Compensation Plans – New Incentive Share Option Plan”.

Name	Number of Securities Underlying Unexercised Options	Option Exercise Price (CAD$)	Option Expiration Date	Value of Unexercised In- the-Money Options (CAD$)
Robert Fung	755,000	$0.45	June 23, 2020	Nil
Robert Crombie	243,300	$0.45	June 23, 2015	Nil
Hemdat Sawh	315,000	$0.45	June 23, 2015	Nil
William A. Faust	250,000	$0.45	June 23, 2015	Nil
Richard Marshall	194,600	$0.45	June 23, 2015	Nil

Outstanding Share-Based Awards and Option-Based Awards

The following table sets out information concerning all awards outstanding at the end of the most recently completed financial year. This includes unexercised options held by the Named Executive Officers during 2010 and the value of unexercised options held by the Named Executive Officers as at December 31, 2010. The closing price of the Common Shares on the TSX on December 31, 2010 was CAD$0.31. The Corporation does not have a share-based plan.

Name	Number of Securities Underlying Unexercised Options	Option Exercise Price (CAD$)	Option Expiration Date	Value of Unexercised In- the-Money Options(CAD$)
Robert Fung	55,000	$2.20	July 2, 2011	Nil
	55,000	$2.23	July 16, 2012	Nil
	50,000	$2.14	Jan. 14, 2013	Nil
	45,000	$1.90	June 26, 2013	Nil
	525,000	$3.00	Aug. 10, 2013	Nil
	40,000	$3.17	June 17, 2014	Nil
	25,000	$4.65	June 23, 2015	Nil
	55,000	$3.45	June 21, 2016	Nil
	55,000	$4.46	June 28, 2017	Nil
	920,000	$0.24	June 24, 2019	$64,400
	755,000	$0.45	June 23, 2020	Nil
	2,580,000
Hemdat Sawh	150,000	$4.79	May 17, 2012	Nil
	90,000	$4.64	June 6, 2012	Nil
	25,000	$2.30	Dec. 3, 2012	Nil
	100,000	$0.24	June 24, 2014	$7,000
	315,000	$0.45	June 23, 2015	Nil
	680,000
Robert Crombie	50,000	$4.09	Nov. 20, 2011	Nil
	16,900	$4.09	Nov. 20, 2011	Nil
	25,000	$4.23	April 2, 2012	Nil
	25,000	$2.30	Dec. 3, 2012	Nil
	50,000	$3.00	Aug. 10, 2013	Nil
	150,000	$0.24	June 24, 2014	$10,500
	243,300	$0.45	June 23, 2015	Nil
	560,200
William A. Faust	25,000	$2.30	Dec. 3, 2012	Nil
	193,429	$4.87	April 16, 2017	Nil
	31,571	$4.86	May 9, 2017	Nil
	250,000	$0.45	June 23, 2015	Nil

Name	Number of Securities Underlying Unexercised Options	Option Exercise Price (CAD$)	Option Expiration Date	Value of Unexercised In- the-Money Options(CAD$)
	500,000
Richard Marshall	50,000	$4.09	Nov. 20, 2011	Nil
	16,800	$4.09	Nov. 20, 2011	Nil
	20,000	$2.30	Dec. 3, 2012	Nil
	130,000	$3.00	Aug. 10, 2013	Nil
	450,000	$0.24	June 24, 2014	$31,500
	194,650	$0.45	June 23, 2015	Nil
	861,400

Incentive Plan Awards – Value Vested or Earned During the Most Recently Completed Financial Year

Name	Option-Based Awards – Value Vested During the Year (US$)	Share-Based Awards – Value Vested During the Year (US$)	Non-Equity Incentive Plan Compensation – Value Earned During the Year (US$)
Robert Fung	$215,762	Nil	Nil
Robert Crombie	$48,395	Nil	Nil
Hemdat Sawh	$23,974	Nil	Nil
William A. Faust	$7,991	Nil	Nil
Richard Marshall	$40,851	Nil	Nil

Pension Plan Benefits

The Corporation has no pension plan benefits in place.

Termination of Employment, Change in Responsibilities and Employment Contracts

The Corporation entered into: (1) an agreement effective as of January 1, 2004 with Robert Fung to serve as Chair of the Board; (2) an employment agreement effective as of May 15, 2007 with Hemdat Sawh to serve as the Chief Financial Officer of the Corporation; (3) an employment agreement effective as of June 1, 2008 with Robert Crombie to serve as President of the Corporation; (4) an employment agreement effective as of March 15, 2007 with William A. Faust to serve as Senior Vice-President and Chief Operating Officer of the Corporation; and (5) an employment agreement effective as of June 9, 2008 with Richard Marshall to serve as Vice-President, Investor Relations of the Corporation.

The Corporation has entered into an agreement dated January 1, 2004 with Robert Fung to serve as Chair of the Board. Under the agreement, Mr. Fung receives annual compensation of CAD$180,000 payable monthly in arrears, and an annual bonus of not less than US$100,000. On June 3, 2008, Mr. Fung was appointed CEO for which he received an additional annual compensation of CAD$100,000. Mr. Fung’s annual compensation as Executive Chairman and CEO was changed to US$400,000 effective January 1, 2009 with an annual bonus of not less than US$100,000. In the event of a change of control of the Corporation which results in Mr. Fung’s termination as Chair of the Board and CEO, Mr. Fung is entitled to receive a lump sum payment equal to three times his combined annual compensation including the bonus described above.

Under Mr. Sawh’s employment agreement, he is entitled to receive an annual base salary of CAD$244,000 and participate in the Corporation’s benefit programs. He is also eligible to receive an annual bonus up to a maximum target of 50% of his annual base salary based on satisfactory achievement of performance objectives established for such year and to receive grants of stock options under and in accordance with the New SOP equal in value, as at the date of grant of such options, of up to a maximum target of 50% of his annual base salary. In the event that his employment is terminated for disability, Mr. Sawh is entitled to continue to receive his annual base salary and benefits for a period of one year. In the event that his employment is terminated for any reason other than disability or cause, Mr. Sawh is entitled to receive a lump sum payment equal to two times his annual base salary and a continuation of his benefits for a period of two years. In the event that his employment is terminated within six months after a change of control of the Corporation (which includes the acquisition of ownership of or control or direction over more than 50% by value of the assets of the Corporation), Mr. Sawh is entitled to receive: (a) a lump sum payment equal to two times his annual base salary; (b) an amount equal to the aggregate of: (i) his maximum target bonus for the year in which the termination occurred pro-rated to the date of termination; and (ii) his maximum target bonus for a period of two years; and (c) a continuation of his benefits for a period of two years. Mr. Sawh ceased to be Chief Financial Officer of the Corporation effective April 30, 2011.

Under Mr. Crombie’s employment agreement, he is entitled to receive an annual base salary of CAD$400,000 and participate in the Corporation’s benefit programs. He is also eligible to receive an annual bonus up to a maximum target of 50% of his annual base salary based on satisfactory achievement of performance objectives established for such year and to receive grants of stock options under and in accordance with the New SOP equal in value, as at the date of grant of such options, of up to a maximum target of 50% of his annual base salary. In the event that his employment is terminated for disability, Mr. Crombie is entitled to continue to receive his annual base salary and benefits for a period of one year. In the event that his employment is terminated for any reason other than disability or cause, Mr. Crombie is entitled to receive a lump sum payment equal to two and one-half times his annual base salary and a continuation of his benefits for a period of two and one half years. In the event that his employment is terminated within six months after a change of control of the Corporation (which includes the acquisition of ownership of or control or direction over more than 50% by value of the assets of the Corporation), Mr. Crombie is entitled to receive: (a) a lump sum payment equal to two and one-half times his annual base salary; (b) an amount equal to the aggregate of: (i) his maximum target bonus for the year in which the termination occurred pro-rated to the date of termination; and (ii) his maximum target bonus for a period of two and one-half years; and (c) a continuation of his benefits for a period of two and one-half years.

Under Mr. Faust’s employment agreement, he is entitled to receive an annual base salary of US$292,000 and participate in the Corporation’s benefit programs. He is also eligible to receive an annual bonus up to a maximum target of 50% of his annual base salary based on satisfactory achievement of performance objectives established for such year and to receive grants of stock options under and in accordance with the New SOP equal in value, as at the date of grant of such options, of up to a maximum target of 50% of his annual base salary. In the event that his employment is terminated for disability, Mr. Faust is entitled to continue to receive his annual base salary and benefits for a period of one year. In the event that his employment is terminated for any reason other than disability or cause, Mr. Faust is entitled to receive a lump sum payment equal to two times his annual base salary and a continuation of his benefits for a period of two years. In the event that his employment is terminated within six months after a change of control of the Corporation (which includes the acquisition of ownership of or control or direction over more than 50% by value of the assets of the Corporation), Mr. Faust is entitled to receive: (a) a lump sum payment equal to two times his annual base salary; (b) an amount equal to the aggregate of: (i) his maximum target bonus for the year in which the termination occurred pro-rated to the date of termination; and (ii) his maximum target bonus for a period of two years; and (c) a continuation of his benefits for a period of two years.

Under Mr. Marshall’s employment agreement, he is entitled to receive an annual base salary of US$178,000 and participate in the Corporation’s benefit programs. He is also eligible to receive an annual bonus up to a maximum target of 50% of his annual base salary based on satisfactory achievement of performance objectives established for such year and to receive grants of stock options under and in accordance with the New SOP equal in value, as at the date of grant of such options, of up to a maximum target of 50% of his annual base salary. In the event that his employment is terminated for disability, Mr. Marshall is entitled to continue to receive his annual base salary and benefits for a period of one year. In the event that his employment is terminated for any reason other than disability or cause, Mr. Marshall is entitled to receive a lump sum payment equal to two times his annual base salary and a continuation of his benefits for a period of two years. In the event that his employment is terminated within six months after a change of control of the Corporation (which includes the acquisition of ownership of or control or direction over more than 50% by value of the assets of the Corporation), Mr. Marshall is entitled to receive: (a) a lump sum payment equal to two times his annual base salary; (b) an amount equal to the aggregate of: (i) his maximum target bonus for the year in which the termination occurred pro-rated to the date of termination; and (ii) his maximum target bonus for a period of two years; and (c) a continuation of his benefits for a period of two years.

Report on Executive Compensation

Executive compensation may be comprised of any combination of cash (in the form of salary and bonus), benefits and stock options.

Executive compensation is based on an evaluation of individual qualifications and performance, a comparison of compensation packages in peer group companies and the performance of the Corporation. A new executive compensation system was unanimously approved by the Board in December, 2004 and became effective January 1, 2005. The new system is based on the findings of Enns and Company and Towers Perrin, whose services were engaged to assist the Corporation in developing an executive compensation system appropriate for the Corporation’s organizational structure. The objective of the exercise was to make executive compensation consistent with industry standards and practices. Under the system, executive compensation has three principal components: a base salary that is a function of industry norms and relevant experience; a cash bonus that is a function of achieving defined performance goals determined by the Compensation Committee; and a long-term incentive share option plan that is also a function of achieving such performance goals.

The performances of the President and the Chief Executive Officer are evaluated annually by the Compensation Committee. The Compensation Committee has determined that the compensation package remains consistent with the industry compensation benchmarks reviewed by the Compensation Committee at the time of hiring.

Director Compensation

The following table sets out all amounts of compensation provided to the directors, other than directors who are Named Executive Officers, for the Corporation’s most recently completed financial year. All compensation amounts are reported in U.S. dollars. Option-based awards calculated with reference to Canadian dollars have been translated to U.S. dollars using the year end exchange rate in effect at the grant date.

Name	Fees Earned	Share-Based Awards	Option-Based Awards	Non-Equity Incentive Plan Compensation	Pension Value	All Other Compensation	Total
Michael J. H. Brown	$50,000	n/a	$118,269	Nil	n/a	Nil	$168,269
C. William Longden	$58,000	n/a	$72,400	Nil	n/a	Nil	$130,400
Harry J. Near	$58,000	n/a	$171,011	Nil	n/a	Nil	$229,011
Marc J. Oppenheimer	$174,000	n/a	$249,324	Nil	n/a	Nil	$423,324
Gordon M. Thompson	$46,000		$25,572	Nil		Nil	$71,572
Johan C. van’t Hof	$56,000	n/a	$75,117	Nil	n/a	Nil	$131,117
Armando F. Zullo	$46,000	n/a	$52,742	Nil	n/a	Nil	$98,742

Other than Mr. Fung, directors of the Corporation are compensated for their services as directors through a combination of annual fees, stock options and, in the discretion of the Board in certain circumstances, special payments. Mr. Fung receives no additional compensation for serving as a director other than an annual grant of stock options to acquire Common Shares.

Other than Mr. Fung, directors of the Corporation receive an annual fee of US$20,000 and a meeting fee of US$2,000 payable, at the option of the Corporation, in Common Shares (see “Equity Compensation Plans –Directors’ Remuneration Plan”). In 2010, Directors received cash payments aggregating US$488,000 in semi-annual retainer and meeting fees which were paid in cash.

In 2010, all directors received an annual grant of options to acquire 25,000 Common Shares. Additionally, with the exception of the Audit Committee, the Chair of a Board committee received an additional annual grant of options to acquire 20,000 Common Shares and a member of a Board committee (other than the Chair) received an additional annual grant of options to acquire 15,000 Common Shares. The Chair of the Audit Committee received an additional annual grant of options to acquire 30,000 Common Shares and a member of the Audit Committee (other than the Chair) received an additional annual grant of options to acquire 20,000 Common Shares. The options are customarily granted immediately after the annual general meeting of shareholders of the Corporation in each year.

In addition to these perennial grants, in 2010 Board members were granted an aggregate of 2,596,500 stock options as past recognition and future incentivization as a result of the additional responsibilities placed on the Board over the last year and expected in the coming year.

During 2010, Mr. Oppenheimer received fees of US$116,000 for his services.

Outstanding Share-Based Awards and Option-Based Awards

The following table sets out information concerning all awards outstanding at the end of the most recently completed financial year by directors, other than directors who are Named Executive Officers, the Corporation. This includes unexercised options held by the directors during 2010 and the value of unexercised options held by the directors as at December 31, 2010. The closing price of the Common Shares on the TSX on December 31, 2010 was CAD$0.31.

Name	Number of Securities Underlying Unexercised Options	Option Exercise Price (CAD)	Option Expiration Date	Value of Unexercised In-the-Money Options
Michael J.H. Brown	80,000	$1.90	June 26, 2013	Nil
	65,000	$3.17	June 17, 2014	Nil
	75,000	$4.65	June 23, 2015	Nil
	75,000	$3.45	June 21, 2016	Nil
	20,000	$3.57	Mar. 19, 2017	Nil
	95,000	$4.46	June 28, 2017	Nil
	325,000	$0.24	June 24, 2019	$22,750
	370,000	$0.45	June 23, 2020	Nil
	1,105,000
C. William Longden	30,000	$2.20	July 2, 2011	Nil
	100,000	$2.25	Nov. 18, 2011	Nil
	35,000	$2.23	July 16, 2012	Nil
	30,000	$1.90	June 26, 2013	Nil
	60,000	$3.17	June 17, 2014	Nil
	65,000	$4.65	June 23, 2015	Nil
	65,000	$3.45	June 21, 2016	Nil
	65,000	$4.46	June 28, 2017	Nil
	315,000	$0.24	June 24, 2019	$22,050
	226,500	$0.45	June 23, 2020	Nil
	991,500
Harry J. Near	45,000	$2.20	July 2, 2011	Nil
	100,000	$2.25	Nov. 18, 2011	Nil
	45,000	$2.23	July 16, 2012	Nil
	50,000	$1.90	June 26, 2013	Nil
	180,000	$3.00	Aug. 10, 2013	Nil
	60,000	$3.17	June 17, 2014	Nil
	65,000	$4.65	June 23, 2015	Nil
	65,000	$3.45	June 21, 2016	Nil
	45,000	$4.46	June 28, 2017	Nil
	630,000	$0.24	June 24, 2019	$44,100
	535,000	$0.45	June 23, 2020	Nil
	1,820,000
Marc J. Oppenheimer	40,000	$2.20	July 2, 2011	Nil
	100,000	$2.25	Nov. 18, 2011	Nil
	40,000	$2.23	July 16, 2012	Nil
	50,000	$2.14	Jan. 14, 2013	Nil
	25,000	$1.90	June 26, 2013	Nil
	375,000	$3.00	Aug. 10, 2013	Nil

Name	Number of Securities Underlying Unexercised Options	Option Exercise Price (CAD)	Option Expiration Date	Value of Unexercised In-the-Money Options
	50,000	$3.17	June 17, 2014	Nil
	55,000	$4.65	June 23, 2015	Nil
	55,000	$3.45	June 21, 2016	Nil
	55,000	$4.46	June 28, 2017	Nil
	530,000	$0.24	June 24, 2019	$37,100
	780,000	$0.45	June 23, 2020	Nil
	2,155,000
Johan van't Hof	75,000	$4.65	June 23, 2015	Nil
	75,000	$3.45	June 21, 2016	Nil
	90,000	$4.46	June 28, 2017	Nil
	320,000	$0.24	June 24, 2019	$22,400
	235,000	$0.45	June 23, 2020	Nil
	795,000
Armando F. Zullo	30,000	$2.20	July 2, 2011	Nil
	100,000	$2.25	Nov. 18, 2011	Nil
	30,000	$2.23	July 16, 2012	Nil
	50,000	$3.17	June 17, 2014	Nil
	55,000	$4.65	June 23, 2015	Nil
	55,000	$3.45	June 21, 2016	Nil
	55,000	$4.46	June 28, 2017	Nil
	305,000	$0.24	June 24, 2019	$21,350
	165,000	$0.45	June 23, 2020	Nil
	845,000
Gordon M. Thompson	35,000	$2.20	July 2, 2011	Nil
	100,000	$2.25	Nov. 18, 2011	Nil
	133,333	$3.41	Feb. 1, 2012	Nil
	30,000	$2.23	July 16, 2012	Nil
	150,000	$2.13	Dec. 24, 2012	Nil
	25,000	$4.46	June 28, 2017	Nil
	305,000	$0.24	June 24, 2019	$21,350
	80,000	$0.45	June 23, 2020	Nil
	858,333

Directors and Officers Insurance

The Corporation maintains directors’ and officers’ liability insurance for itself and its directors and officers. Under the insurance policy, the Corporation is entitled to be reimbursed, subject to a deductible of US$250,000, (US$1,000,000 for Securities Claims) for indemnity payments made by it to its directors and officers for losses suffered by them and the directors and officers are entitled to be reimbursed for losses suffered by them if they are not indemnified by the Corporation. The policy has a limit of US$15,000,000 per occurrence. The annual premium payable by the Corporation under the policy is US$515,000.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

None of the directors or executive officers of the Corporation, proposed nominees for election as a director of the Corporation or their respective associates were indebted at any time during the most recently completed financial year to the Corporation or its subsidiaries, excluding routine indebtedness or indebtedness that has been entirely repaid. There was no indebtedness as of the date of this Circular, to the Corporation and its subsidiaries, excluding routine indebtedness or indebtedness that has been entirely repaid, owing by present and former officers, directors and employees of the Corporation and its subsidiaries or by proposed nominees for election as a director of the Corporation.

EQUITY COMPENSATION PLANS

As at the end of the Corporation’s most recently completed financial year, the Common Shares that were authorized for issuance under the Corporation’s equity compensation plans are set out below.

Equity Compensation Plan Information

Plan Category	Number of securities issuable upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (CAD) (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity Compensation plans approved by securityholders (Category 1)	18,396,683	$1.49	Nil
Equity Compensation plans not approved by securityholders (Category 2)	Not Applicable	Not Applicable	Not Applicable
Total	18,396,683	$1.49	Nil

The numbers in Category 1 refer to the New SOP, the Former SOP and the Directors’ Remuneration Plan (the “DRP”) as at December 31, 2010, details of which are contained below.

New Incentive Share Option Plan

Background

On June 24, 2009, shareholders of the Corporation approved a new incentive share option plan (the “New SOP”). As at the date of this Circular, there are 1,825,000 Common Shares of the Corporation reserved for issuance under the New SOP.

The purpose of the New SOP is to provide certain directors, officers and key employees of the Corporation and certain other persons who provide services to the Corporation (“eligible persons”) with an opportunity to purchase Common Shares and benefit in any appreciation in the value of the Common Shares. This is intended to provide an increased incentive for eligible persons to contribute to the future success and prosperity of the Corporation, thus enhancing the value of the Common Shares for the benefit of all the shareholders and increasing the ability of the Corporation to attract and retain skilled and motivated individuals in the service of the Corporation. The New SOP is in the best interest of the Corporation for the following additional reasons:

  The issuance of share options for the above purposes is an accepted and customary compensation arrangement in the mineral resource industry. Share options increase the alignment of interests between a company and its management employees and service providers.

  The inability to award share options places the Corporation in a disadvantaged position relative to its competitors to attract and retain top talent.

The Corporation believes its business depends on its ability to attract and keep talented employees. Share options remain a key compensation element as a means of attracting, retaining and motivating directors, officers, consultants and key employees necessary for its continued growth and success. The inability to award share options places the Corporation at a disadvantage against other companies which can award share options and against which the Corporation competes to secure highly skilled employees. Share options are an integral part of compensation currency that reduces the need to compensate management employees and service providers using the Corporation’s cash reserves. The Corporation also believes that share options are an incentive to tie the performance of its management employees and service providers to its share price, thus increasing shareholder value.

Summary of Material Terms of the New SOP

There is a maximum of 13,000,000 Common Shares reserved for issuance under the New SOP, representing approximately 3.6% of the issued and outstanding Common Shares as at the date of this Circular. The New SOP provides that any one individual cannot receive options under the SOP which will entitle such individual to receive more than 5% of the issued and outstanding Common Shares of the issuer. The New SOP limits insider participation such that the number of Common Shares issuable at any point in time and issued to insiders over any one year period, under the New SOP and any other security-based compensation arrangement, does not exceed 10% of issued and outstanding Common Shares.

The Board will set the term of options granted under the New SOP and such term cannot exceed 10 years. The Board fixes the vesting terms it deems appropriate when granting options. The exercise price and the exercise periods of options granted under the New SOP are determined at the time of grant. The New SOP provides that exercise price of options may not be lower than the closing price of the Common Shares on the TSX on the trading day immediately preceding the date of grant. Previously granted options under the New SOP will be available for re-allocation if they expire or are cancelled prior to their exercise. If the holder of an option ceases to be an eligible person for any reason (including termination of their employment with the Corporation for cause), unless otherwise determined or provided in an employment agreement between the holder and the Corporation, all unvested options held by the holder expire and all vested options held by the holder must be exercised, in the case of death, within the lesser of the remainder of the exercise period and 24 months after the holder ceased to be an eligible person and, in all other cases, during the remainder of the exercise period. Options may not be assigned or transferred with the exception of an assignment made to a personal representative of a deceased participant.

The Corporation does not provide financial assistance to holders of options to facilitate the purchase of Common Shares on the exercise of their options. Options granted under the New SOP may be transferred only on death and are exercisable during the lifetime of the holder only by the holder and after the death of the holder only by the holder’s legal representative.

The New SOP permits the exercise of certain options which would otherwise have expired during or within 10 business days following a period in which trading in the Common Shares is restricted by the policies of the Corporation. The New SOP also provides the Board with the flexibility to permit eligible participants in the New SOP to receive, without payment by the participant of any additional consideration, Common Shares equal to the value of the option (or the portion thereof) being exercised by surrender of the option to the Corporation.

The Board may amend or terminate the New SOP at any time in accordance with its terms subject to any applicable regulatory or other approvals. The Board has the discretion to make amendments which it may deem necessary, without having to obtain shareholder approval. Such changes include, without limitation:

(a)	minor changes of a “house-keeping” nature;

(b)

amending options under the New SOP, including with respect to the option period (provided that the period during which an option is exercisable does not exceed 10 years from the date the option is granted and that such option is not held by an insider), vesting period, exercise method and frequency, exercise price or purchase price, assignability of grants of options required for estate planning purposes and effect of termination of a participant’s employment or cessation of the participant’s directorship;

(c)

advancing the date on which any option may be exercised or extending the expiration date of any option, provided that the period during which an option is exercisable does not exceed 10 years from the date the option is granted;

(d)	changing the terms and conditions of any financial assistance which may be provided by the Corporation to participants to facilitate the purchase of Common Shares under the New SOP; and

(e)	amending a cashless exercise feature, payable in cash or securities, whether or not providing for a full deduction of the number of underlying Common Shares from the New SOP reserve.

Notwithstanding the amendment provisions contained in the New SOP, approval of the shareholders of the Corporation will be required in the case of (i) any amendment to the amendment provisions of the New SOP, (ii) any increase in the maximum number of Common Shares issuable under the New SOP, (iii) any reduction in the exercise price or any extension of the term of outstanding options, (iv) any changes to the insider participation limits which result in the security holder approval to be required on a disinterested basis, (v) any amendment to the eligibility requirements for eligible participants under the New SOP; and (vi) any amendment which would allow awards granted under the New SOP to be transferable or assignable other than for normal estate settlement purposes, in addition to such other matters that may require shareholder approval under the rules and policies of the TSX. No amendment or termination of the New SOP may change any rights of a holder of options without the consent of the holder.

The full text of the New SOP is available for review on the Corporation’s website www.crystallex.com.

New SOP Activity

The following table sets out New SOP activity from June 24, 2009 to December 31, 2010.

	Maximum Number of
	Common Shares Issued	Common Shares Issuable	Common Shares
	and Issuable under	Under Outstanding	Available for
	the New SOP	Options	Future Grant(1)
Established – June 24, 2009	8,000,000	-	8,000,000
Options granted in 2009	-	6,175,000	(6,175,000)
Options exercised in 2009	-	-	-
Options cancelled in 2009	-	-	-
Balance – December 31, 2009	8,000,000	6,175,000	1,825,00
Authorized increase in 2010	5,000,000	-	5,000,000
Options granted in 2010	-	4,902,900	(4,902,900)
Balance – December 31, 2010	13,000,000	11,077,900	1,922,100

_____________

Notes:

(1)	The maximum number of Common Shares issued and issuable under the New SOP less all Common Shares issuable under outstanding options.

Summary Information

The following table sets out summary information with respect to the New SOP as at December 31, 2010.

Maximum Number of
Common Shares Issued		Common Shares		Common Shares		Common Shares
and Issuable Under		Issued Under		Issuable Under		Available for
the New SOP		Exercised Options		Outstanding Options		Future Grant(1)
	% of		% of		% of		% of
	Common		Common		Common		Common
	Share		Share		Share		Share
#	Capital	#	Capital	#	Capital	#	Capital
13,000,000	3.6%	-	-	11,077,900	3.0%	1,922,000	0.5%

_______________

Notes:

(1)	The maximum number of Common Shares issued and issuable under the New SOP less all Common Shares issuable under outstanding options.

Former Incentive Share Option Plan

Background

The shareholders of the Corporation approved the Former SOP in June 2002. Subsequently, shareholders of the Corporation approved an amendment to the Former SOP to increase the maximum number of Common Shares issued and issuable under the Former SOP in June 2005, and certain amendments to the Former SOP relating to blackout periods, cashless exercise and the addition of detailed amendment provisions in June 2007. Effective June 24, 2008, the Corporation ceased to grant options under the Former SOP. The Former SOP provided that the maximum number of Common Shares issuable under the Former SOP be equal to 10% of the issued and outstanding Common Shares from time to time. As at the date of this Circular, options to purchase an additional 8,946,268 Common Shares under the Former SOP were outstanding. No additional options to acquire Common Shares are available for grant under the Former SOP. The purpose of the Former SOP was to provide additional economic incentive to the directors, officers, employees and consultants of the Corporation and its associated and affiliated companies, to encourage stock ownership by eligible persons, to increase the proprietary interest of eligible persons in the success of the Corporation and to assist the Corporation and its subsidiaries in attracting talented new directors, officers and employees. The Board or the Compensation Committee administers the Former SOP.

2005 Amendment of Former SOP

On June 24, 2005, the shareholders approved an amendment to the Former SOP to change the maximum number of Common Shares issued and issuable thereunder from 13,500,000 to 10% of the issued and outstanding Common Shares from time to time (otherwise known as a “rolling plan”). The purpose of the change was to facilitate the use of options to assist the Corporation in attracting and retaining experienced and skilled employees. In 2004, the Corporation commenced a program of granting options to employees at its Venezuelan operations. This program remains in place and the Corporation expects that this program will continue in the future.

Pursuant to TSX rules and regulations, the number of Common Shares available for future grant of options under the Former SOP must be approved by the Board, including a majority of the unrelated directors, and the shareholders of the Corporation every three years.

2007 Amendments of Former SOP

On June 28, 2007, the shareholders approved certain amendments to the Former SOP to reflect the introduction of new rules affecting equity compensation plans introduced by the TSX in 2006, together with certain other minor amendments of a conforming and clerical nature.

The Former SOP was amended to permit the exercise of certain options which would otherwise have expired during or within 10 business days following a period in which trading in the Common Shares is restricted by the policies of the Corporation. The Former SOP was also amended to provide the Board with the flexibility to permit participants in the Former SOP to receive, without payment by the participant of any additional consideration, Common Shares equal to the value of the option (or the portion thereof) being exercised by surrender of the option to the Corporation. In addition, the Former SOP was amended to include certain amending provisions required by the TSX and, in addition, to specify those amendments which require shareholder approval.

2008 Cessation of Former SOP

The rules of the TSX require that, if a listed issuer has a stock option plan that does not have a fixed maximum number of shares issuable thereunder, the directors and shareholders of the issuer must approve and reaffirm the unallocated options under the plan every three years. If shareholder approval is not obtained within three years of either the institution of a rolling plan or subsequent approval, as the case may be, all unallocated entitlements will be cancelled and the issuer will not be permitted to grant further entitlements under the rolling plan. However, all allocated awards under the rolling plan, such as options that have been granted but not yet exercised, will continue unaffected. Approval of the unallocated options under the Former SOP was not put forward for consideration by the shareholders at the Corporation’s annual meeting convened on June 25, 2008 and the Special Meeting of shareholders of the Corporation which was held on November 18, 2008. Accordingly, the Corporation ceased to grant any further options under the Former SOP.

Former SOP Activity

The following table sets out Former SOP activity from December 31, 2009 to December 31, 2010.

	Maximum Number of
	Common Shares Issued	Common Shares Issuable	Common Shares
	and Issuable under	Under Outstanding	Available for
	the Former SOP	Options	Future Grant(1)
Balance – December 31, 2009	29,467,085	9,078,768	Nil
Options exercised in 2010	-	-	-
Options cancelled in 2010	-	1,760,035	-
Balance – December 31, 2010	29,467,085	7,318,733	Nil

_____________

Notes:

(1)	The maximum number of Common Shares issued and issuable under the Former SOP less all Common Shares issued under previously exercised options and issuable under outstanding options.

(2)	The Corporation ceased to grant any further options under the Former SOP after June 24, 2008.

Summary Information

The following table sets out summary information with respect to the Former SOP as at December 31, 2010.

Maximum Number of
Common Shares Issued		Common Shares		Common Shares		Common Shares
and Issuable Under		Issued Under		Issuable Under		Available for
the Former SOP		Exercised Options		Outstanding Options		Future Grant(1)
	% of		% of		% of		% of
	Common		Common		Common		Common
	Share		Share		Share		Share
#	Capital	#	Capital	#	Capital	#	Capital
29,467,085	8.1%	6,836,008	1.9%	7,318,733	2.0%	Nil	n/a

_______________

Notes:

(1)	The maximum number of Common Shares issued and issuable under the Former SOP less all Common Shares issued under previously exercised options and issuable under outstanding options.

(2)	The Corporation ceased to grant any further options under the Former SOP after June 24, 2008.

Directors’ Remuneration Plan

Background

The shareholders of the Corporation approved the DRP of the Corporation in December 1998 and again in November 2008.

The DRP is administered by the Compensation Committee. The purpose of the DRP is to provide for the issue of Common Shares to the directors of the Corporation and its associated and affiliated companies in lieu of cash compensation payable to them in respect of their service as directors of the Corporation and its associated and affiliated companies. The Board made a number of minor housekeeping amendments to the DRP effective as of January 1, 2005. None of these amendments were material or required shareholder approval.

2008 Amendment of DRP

On November 18, 2008, the shareholders approved certain amendments to the DRP to increase the number of Common Shares issuable under the DRP by a further 600,000, to a total of 1,200,000.

Summary of Material Terms

The maximum number of Common Shares issued and issuable under the DRP is 1,200,000, representing 0.41% of the issued and outstanding Common Shares as of the date of this Circular. The maximum number of Common Shares issued over any one year period or issuable at any one time to insiders under the DRP and any other share compensation arrangement of the Corporation is 10% of the Common Shares outstanding at that time on a non-diluted basis. The maximum number of Common Shares which may be issued to any one insider within a one-year period under the DRP and any other shareholder compensation agreement is 5% of the issued and outstanding Common Shares of the Corporation.

The issue price per share of any Common Shares issued under the DRP may not be less than the closing price of the Common Shares on the TSX on the trading day immediately preceding the date of issue.

The Board may amend or terminate the DRP at any time subject to any required regulatory or other approvals. The maximum number of Common Shares issued and issuable under the DRP may not be increased without the approval of the shareholders of the Corporation.

Directors’ Remuneration Plan Activity

The following table sets out the DRP activity from December 31, 2007 to December 31, 2010.

	Maximum Number of
	Common Shares Issued		Common Shares
	and Issuable Under	Common Shares	Available for
	the DRP	Issued	Future Issue (1)

Balance – December 31, 2007	600,000	423,359	176,641
Common Shares issued in 2008	-	172,527	(172,527)
Approval for increase Nov. 18, 2008	600,000	-	600,000
Balance – December 31, 2008	1,200,000	595,886	604,114
Common Shares issued in 2009	-	-	-
Balance December 31, 2009	1,200,000	595,886	604,114
Common shares issued in 2010	-	-	-
Balance – December 31, 2010	1,200,000	595,886	604,114

_______________

Notes:

(1)	The maximum number of Common Shares issued and issuable under the DRP less all Common Shares previously issued.

Summary Information

The following table sets out summary information with respect to the DRP as at the date of this Circular.

Maximum Number of Common Shares Issued and Issuable Under the DRP		Common Shares Issued		Common Shares Available for Future Issue(1)
#	% of Common Share Capital	#	% of Common Share Capital(1)	#	% of Common Share Capital

1,200,000	0.33%	595,886	0.16%	604,114	0.17%

______________

Notes:

(1) The maximum number of Common Shares issued and issuable under the DRP less all Common Shares previously issued.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Except as otherwise set out in this Circular, none of the informed persons of the Corporation or their respective associates or affiliates has any material interest, direct or indirect, in any transaction since the commencement of 2009 or in any proposed transaction which has materially affected or would materially affect the Corporation or any of its subsidiaries.

AUDIT COMMITTEE INFORMATION

The audit committee information required by Multilateral Instrument 52-110 is located in the Corporation’s Annual Information Form for the period ended December 31, 2010 under the heading “Audit Committee.”

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Except as otherwise set out in this Circular, none of the individuals who are or were at any time since the beginning of 2010 directors or executive officers of the Corporation or are proposed nominees for election as directors of the Corporation and their respective associates and affiliates has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted on at the Meeting.

MANAGEMENT CONTRACTS

No management functions of the Corporation or any of its subsidiaries are to any substantial degree performed by any person other than the directors and executive officers of the Corporation.

OTHER MATTERS

Shareholder Proposals

Shareholders must submit any shareholder proposal that they wish to be considered at the special meeting of shareholders of the Corporation to be held in 2011 no later than 90 days before the anniversary date of the Notice of Meeting accompanying this Circular.

Glossary

The terms “affiliate”, “associate”, “insider” and “senior officer” used in this Circular have the meanings given to them in the Securities Act (Ontario). The terms “executive officer” and “informed person” used in this Circular have the meanings given to them in National Instrument 51-102 issued by the Canadian Securities Administrators.

Additional Information

Additional information relating to the Corporation is available on SEDAR at www.sedar.com. Shareholders may obtain copies of the annual report of the Corporation including the audited consolidated financial statements of the Corporation and related MD&A for the year ended December 31, 2010 that contain additional financial information concerning the Corporation by contacting Crystallex International Corporation, Suite 1201, 8 King Street East, Toronto, Canada M5C 1B5.

BOARD APPROVAL

The contents and the sending of this Circular have been approved by the Board of Directors.

DATED: May 11, 2011.

BY ORDER OF THE BOARD OF DIRECTORS

“Robert A. Fung”
Robert A. Fung, Executive Chairman and Chief
Executive Officer

Schedule A

CORPORATE GOVERNANCE DISCLOSURE

This Statement sets out the principal corporate governance practices of Crystallex International Corporation (“Corporation”) as required by National Instrument 58-101 “Disclosure of Corporate Governance Practices”. The documents referred to in this Statement may be viewed in electronic format at www.sedar.com or the Corporation’s website at www.crystallex.com.

Board of Directors

Disclosure Concerning Director Independence

The Nominating and Governance Committee has assessed the independence of each of the directors and reported the results of its assessment to the Board. Based on the report of the Nominating and Governance Committee and the application of the criteria set out in the National Instrument 52-110 “Audit Committees” as reflected in the Policy on Independence of Directors, the Board has determined that five of the eight current directors are independent: Messrs. Brown, Longden, Near, van’t Hof and Zullo.

The following sets out the directors who are not independent and describes the basis for that determination:

Robert A. Fung serves as Chair of the Board and Chief Executive Officer. He is an employee of Macquarie Capital Markets Canada Ltd. (formerly Orion Securities Inc.), an investment dealer that has acted as agent or underwriter in connection with securities offerings by the Corporation and provides financial advisory services to the Corporation. Mr. Fung is not independent.

Gordon M. Thompson served as President and Chief Executive Officer of the Corporation from February 1, 2007 to June 4, 2008. Because of his previous employment by the Corporation, Mr. Thompson is not independent.

Marc J. Oppenheimer provides oversight and consulting services and has served as President and Chief Executive Officer (1995 – 2003) of the Corporation. Because of his consulting services, Mr. Oppenheimer is not independent.

The independent directors hold meetings or portions thereof at which non-independent directors and members of management are not present on an as needed basis and regularly hold meetings with the non-independent Chair of the Board, without management present. There were seven independent directors-only meeting held since the beginning of the Corporation’s most recently completed financial year.

Since the Chair of the board is not an independent director, the Board has appointed Mr. van’t Hof as the lead director. The roles and responsibilities of the lead director are:

(a)	carries out the responsibilities of the Chair in the absence of the Chair and the Vice-Chair.

(b)	works with the Chair to facilitate a Board agenda that will enable the Board to successfully carry out its responsibilities.

(c)	is available to shareholders who have concerns that cannot be addressed through the Chair and Chief Executive Officer.

(d)	schedules, sets the agenda for and chairs separate meetings of the independent directors.

(e)	acts as the principal interface between the Chair and other directors.

(f)	provides advice and counsel to the Chair and Chief Executive Officer.

(g)	performs such other functions as may be reasonably requested by the Board or the Chair.

Attendance Record of Directors – From January 1, 2010 to June 23, 2010

Board Committees		Robert A. Fung	Gordon M. Thompson	Michael J. H. Brown	C. William Longden	Harry J. Near	Marc J. Oppenheimer	Johan C. van’t Hof	Armando F. Zullo
Board	# of meetings attended	10	10	10	10	10	10	9	10
	total # of meetings	10	10	10	10	10	10	10	10
Audit	# of meetings attended	-	-	-	4	4	3	4	-
	total # of meetings	-	-	-	4	4	4	4	-
Nominating and Compensation	# of meetings attended	-	-	0	-	-	-	0	0
	total # of meetings	-	-	0	-	-	-	0	0
Governance	# of meetings attended	-	-	0	-	-	-	-	0
	total # of meetings	-	-	0	-	-	-	-	0
Finance and Risk	# of meetings attended	1	-	1	-	-	1	1	-
	total # of meetings	1	-	1	-	-	1	1	-
Environment Health Safety and Operations	# of meetings attended	0	0	0	0	-	0	-	-
	total # of meetings	0	0	0	0	-	0	-	-

Attendance Record of Directors – From June 24, 2010 to December 31, 2010

Board Committees		Robert A. Fung	Gordon M. Thompson	Michael J. H. Brown	C. William Longden	Harry J. Near	Marc J. Oppenheimer	Johan C. van’t Hof	Armando F. Zullo
Board	# of meetings attended	2	2	2	2	2	2	2	2
	total # of meetings	2	2	2	2	2	2	2	2
Audit	# of meetings attended	-	-	-	2	2	2	2	-
	total # of meetings	-	-	-	2	2	2	2	-
Nominating and Governance	# of meetings attended	0	0	-	-	0	-	-	0
	total # of meetings	0	0	-	-	0	-	-	0
Compensation	# of meetings attended	-	1	1	-	1	-	-	1
	total # of meetings	-	1	1	-	1	-	-	1
Finance and Risk	# of meetings attended	0	-	0	-	-	0	0	-
	total # of meetings	0	-	0	-	-	0	0	-
Environment Health Safety and Operations	# of meetings attended	1	-	1	1	-	1	-	-
	total # of meetings	1	-	1	1	-	1	-	-

______________

Notes:

(1)

On June 24, 2009 the following changes were made to the committees of the Board. The membership of the Audit Committee was increased from three to four members. The membership of the Finance and Risk Management Committee was decreased from five to four members. The membership of the Environment, Health and Safety and Operations Committee was decreased from five to four members. The Nominating and Compensation Committee and the Governance Committee were restructured into the Nominating and Governance Committee and the Compensation Committee. Both committees consist of four members.

(2)	In January of 2011 the Audit Committee was decreased from four to three members.

(3)	In January of 2011, the Environment, Health and Safety and Operations Committee was discontinued.

The following directors of the Corporation are presently a director of another reporting issuer:

Director	Reporting Issuer	Jurisdiction(Exchange)
Michael J. H. Brown	Queenston Mining Inc. Afri-Can Marine Minerals Corporation Canary Resources Inc.	Canada (TSX) Canada (TSX-V) Delaware (OTC:Pink Sheets)
Johan C. van’t Hof	Tonbridge Power Inc.	Ontario (TSX-V)
Robert A. Fung	Kingsway International Holdings Limited	Bermuda (TSX)
Gordon M. Thompson	Berkwood Resources Ltd.	Canada (TSX-V)

Board Mandate

The Board has adopted a Charter of the Board of Directors that, among other things, sets out the responsibilities of the Board. The full text of the Charter of the Board of Directors is attached to this Circular as Schedule “B”.

Position Descriptions

The Board has developed a written position description for the Chair of the Board, the Chairs of each Board Committee and the Chief Executive Officer.

Orientation and Continuing Education

The Board has adopted procedures for the orientation and training of new directors. The orientation and training of new directors is overseen by the Nominating and Governance Committee. New directors are typically provided with an information package concerning the Corporation, its properties and internal policies and meet with both the Board as a whole and individual directors to obtain additional information concerning the Corporation and its business.

The Corporation provides continuing education opportunities for all directors so that they can maintain or enhance their knowledge and understanding of the business of the Corporation and their responsibilities as directors. The directors receive regular briefings on recent developments in relation to corporate governance issues and financial matters from the external legal and financial advisors to the Corporation. The Board will consider requests of individual directors for approval to pursue continuing educational opportunities on a case by case basis.

Ethical Business Conduct

The Board has adopted a written Code of Business Conduct and Ethics for all directors, officers, employees, their immediate families and where applicable, third parties engaged to represent the Corporation, which is a practical set of policies and standards intended to guide and influence behavior. The Code of Business Conduct and Ethics may be viewed in electronic format at www.sedar.com or the Corporation’s website at www.crystallex.com, or can be obtained in paper format from the Corporation at: Crystallex International Corporation, Suite 1201, 8 King Street East, Toronto, Ontario, M5C 1B5, Canada.

The Board monitors compliance with the Code through an annual compliance review with the Chief Executive Officer.

There have been no material change reports filed in the past year that pertain to any conduct of a director or executive officer departing from the Code.

The Board requires directors to exercise independent judgment in considering agreements and transactions by requiring regular conflict declarations.

Board Committees

The Board has established five other permanent committees to assist it in carrying out its responsibilities: the Audit Committee, the Nominating and Governance Committee, the Compensation Committee, the Finance and Risk Management Committee and the Environment, Health and Safety and Operations Committee.

Each Board committee has a charter setting out its composition, responsibilities and authority.

Other than the Chief Executive Officer, no member of management is a member of any Board committee. Members of management attend Board and committee meetings by invitation.

The function and composition of each Board committee for the Corporation’s most recently completed financial year is set out below.

Audit Committee

The Audit Committee is comprised of Messrs. van’t Hof (Chair), Longden and Near, all of whom are independent. Mr. Oppenheimer ceased to be a member of the Audit Committee on January 25, 2011 as it was determined that he was no longer “independent” within the meaning of applicable securities regulations and listing standards of the TSX and NYSE AMEX.

The role of the Audit Committee is to assist the Board in fulfilling its corporate governance and oversight responsibilities with respect to accounting and financial reporting processes, internal financial control structure, financial risk management systems and external audit function.

Nominating and Governance Committee

The Nominating and Governance Committee is comprised of Messrs. Near (Chair) and Zullo both of whom are independent and Messrs. Fung and Thompson both of whom are not independent.

The role of the Nominating and Governance Committee is to assist the Board in fulfilling its responsibilities with respect to the composition and operation of the Board and Board committees and corporate governance standards and practices. The Nominating and Governance Committee is responsible for reporting to the Board at least annually with respect to appropriate candidates for nomination to the Board, for overseeing the execution of an assessment process appropriate for the Board and its committees and for evaluating the performance and effectiveness of the Board and its committees. The Board, a majority of which is independent, approves the final choice of candidates for nomination to the Board.

Compensation Committee

The Compensation Committee is comprised of Messrs. Brown (Chair), Near, Thompson and Zullo, the majority of whom are independent.

The role of the Compensation Committee is to assist the Board in fulfilling its responsibilities with respect to the recruitment and assessment of the performance of the Chief Executive Officer of the Corporation, the compensation of the CEO and other officers of the Corporation and the directors of the Corporation, executive compensation disclosure and oversight of the compensation structure and benefit plans and programs of the Corporation.

Finance and Risk Management Committee

The Finance and Risk Management Committee is comprised of Messrs. Brown and van’t Hof both of whom are independent and Messrs. Oppenheimer (Chair) and Fung both of whom are not independent.

The role of the Finance and Risk Management Committee is to assist the Board in fulfilling its policy and oversight responsibilities with respect to financial matters, including short- and long-term financings, issuances of securities, foreign currency, hedging and derivatives transactions, capital expenditures and long-term commitments and policies and guidelines for the investment of cash, and its oversight responsibilities with respect to non-financial risk management systems.

Environment, Health and Safety and Operations Committee

The Environment, Health and Safety and Operations Committee is comprised of Messrs. Longden (Chair) and Brown both of whom are independent and Messrs. Oppenheimer and Fung both of whom are not independent.

The role of the Environment, Health and Safety and Operations Committee is to assist the Board with respect to environment, health and safety matters arising out of the activities of the Corporation and to oversee the operations of the Corporation.

The Environment, Health and Safety and Operations Committee was discontinued in January of 2011.

Assessments

The Nominating and Governance Committee is responsible for at least annually assessing the effectiveness of the Board and Board Committees and the competencies and skills of the directors and reporting the results of such assessments to the Board. The Nominating and Governance Committee has developed and is continuing to refine an assessment process for the Board, each of its committees and the contribution of individual directors.

Schedule B

CHARTER OF THE BOARD OF DIRECTORS

General

(1)	The board of directors (Board) of Crystallex International Corporation (Corporation) is responsible for supervising the management of the business and affairs of the Corporation.

(2)	The composition, responsibilities, and authority of the Board are set out in this Charter.

(3)	This Charter and the by-laws of the Corporation and such other procedures, not inconsistent therewith, as the Board may adopt from time to time shall govern the meetings and procedures of the Board.

Composition

(1)	The directors of the Corporation (Directors) should have a mix of competencies and skills necessary to enable the Board and Board committees to properly discharge their responsibilities.

(2)

The Nominating and Governance Committee annually (and more frequently, if appropriate) recommends to the Board candidates for election or appointment as Directors taking into account the Board’s conclusions with respect to the appropriate size and composition of the Board and Board committees and the competencies and skills required to enable the Board and Board committees to properly discharge their responsibilities and the competencies and skills of the current Board.

The Board approves the final choice of candidates.

The shareholders of the Corporation elect the Directors annually.

(3)	The Corporation has adopted a Policy on Independence of Directors. The purpose of the Policy is to:

(a) set out the test that the Board will use to determine whether a Director is independent;

(b) identify the criteria that the Board will use to assess whether a Director is independent; and

(c) describe the disclosure that the Board will provide to shareholders of the Corporation with respect to its determination of the independence of Directors.

(4)	The Board has resolved that, commencing with the annual meeting of shareholders held in 2005, a majority of the Directors will be independent.

(5)

The Board will appoint a Chair and, if deemed appropriate, a Vice-Chair from among its members. If the Chair is not independent, the Board will designate one of the independent directors as the Lead Director. The Corporation has adopted position descriptions for the Chair, Vice-Chair and Lead Director.

(6)	The Secretary of the Corporation shall be secretary of the Board (Secretary).

Responsibilities

(1)	The Board is responsible for supervising the management of the business and affairs of the Corporation and its subsidiary entities (Crystallex Group).

(2)	In discharging their responsibilities, the Directors owe the following fiduciary duties to the Corporation:

•	a duty of loyalty: they must act honestly and in good faith with a view to the best interests of the Corporation; and

•	a duty of care: they must exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

In discharging their responsibilities, the Directors are entitled to rely on the honesty and integrity of the senior officers of the Corporation and the auditor and other professional advisors of the Corporation.

In discharging their responsibilities, the Directors are also entitled to directors’ and officers’ liability insurance purchased by the Corporation and indemnification from the Corporation to the fullest extent permitted by law and the constating documents of the Corporation.

(3)	The Board has specifically recognized its responsibilities for:

(a)

to the extent feasible, satisfying itself as to the integrity of the Chief Executive Officer and other senior officers of the Corporation and that the Chief Executive Officer and other senior officers of the Corporation create a culture of integrity throughout the Crystallex Group;

(b)

adopting a strategic planning process and approving annually (or more frequently if appropriate) a strategic plan which takes into account, among other things, the opportunities and risks of the business of the Corporation;

	(c)	overseeing the identification of the principal risks of the business of the Corporation and overseeing the implementation of appropriate systems to manage these risks;

	(d)	overseeing the integrity of the internal control and management information systems of the Corporation;

	(e)	succession planning (including appointing, training and monitoring the senior officers of the Corporation);

	(f)	adopting a disclosure policy for the Corporation; and

	(g)	developing the approach of the Corporation to corporate governance.

(4)

In addition to those matters which must by law be approved by the Board, the Board oversees the development of, and reviews and approves, significant corporate plans and initiatives of the Corporation, including the annual business plan and budget, major acquisitions and dispositions and other significant matters of corporate strategy or policy.

(5)	To assist the Directors in discharging their responsibilities, the Board expects management of the Corporation to:

	(h)	review and update annually (or more frequently if appropriate) the strategic plan and report regularly to the Board on the implementation of the strategic plan in light of evolving conditions;

(i)

prepare and present to the Board annually (or more frequently if appropriate) a business plan and budget and report regularly to the Board on the Corporation’s performance against the business plan and budget; and

	(j)	report regularly to the Board on the Corporation’s business and affairs and on any matters of material consequence for the Corporation and its shareholders.

Additional expectations are developed and communicated during the annual strategic planning and budgeting process and during regular Board and Board committee meetings.

(6)

The Board considers that generally management should speak for the Corporation in its communications with shareholders and the public. The Corporation’s investor relations personnel are required to respond to inquiries from shareholders and the public after review and discussion, as appropriate, by senior management and the Board or Board committees. The Corporation’s investor relations personnel are available to shareholders by telephone, fax and e-mail. The Corporation maintains an investor relations section on its website. Presentations at investor conferences are posted promptly on the Corporation’s website. They are also available on request. The Board reviews the Corporation’s major communications with shareholders and the public.

(7)

Directors are expected to attend Board meetings, meetings of Board committees of which they are members and the annual meeting of the shareholders of the Corporation. Directors are also expected to spend the time needed, and to meet as frequently as necessary, to discharge their responsibilities.

(8)	Directors are expected to comply with the Code of Business Conduct and Ethics of the Corporation.

Authority

(1)	The Board is authorized to carry out its responsibilities as set out in this Charter.

(2)	The Board is authorized to retain, and to set and pay the compensation of, independent legal counsel and other advisors if it considers this appropriate.

(3)

The Board is authorized to invite officers and employees of the Corporation and outsiders with relevant experience and expertise to attend or participate in its meetings and proceedings if it considers this appropriate.

(4)

The Directors have unrestricted access to the officers and employees of the Corporation. The Directors will use their judgment to ensure that any such contact is not disruptive to the operations of the Corporation and will, to the extent not inappropriate, advise the Chair and the Chief Executive Officer of the Corporation of any direct communications between them and the officers and employees of the Corporation.

(5)	The Board and the Directors have unrestricted access to the advice and services of the Secretary.

(6)	The Board may delegate certain of its functions to Board committees, each of which will have its own Charter.

Meetings and Proceedings

(1)	The Board shall meet as frequently as necessary but not less than five times each year.

(2)	Any Director or the Secretary may call a meeting of the Board.

(3)

The Chair is responsible for the agenda of each meeting of the Board, including input from other Directors and the officers and employees of the Corporation as appropriate. Meetings will include presentations by management or professional advisors and consultants when appropriate and allow sufficient time to permit a full and open discussion of agenda items.

(4)

Unless waived by all Directors, a notice of each meeting of the Board confirming the date, time, place and agenda of the meeting, together with any supporting materials, shall be forwarded to each Director at least three days before the date of the meeting.

(5)

The quorum for each meeting of the Board is a majority of the Directors. In the absence of the Chair, the other Directors may appoint one of their number as chair of a meeting. The chair of a meeting shall not have a second or casting vote.

(6)

The Secretary or his delegate shall keep minutes of all meetings of the Board, including all resolutions passed by the Board. Minutes of meetings shall be distributed to the Directors after preliminary approval thereof by the Chair.

(7)	An individual who is not a Director may be invited to attend a meeting of the Board for all or part of the meeting.

(8)	The independent Directors and the non-management Directors shall meet regularly alone to facilitate full communication.

Self Assessment

(1)	The Board shall regularly assess its effectiveness with a view to ensuring that the performance of the Board accords with best practices.

(2)	The Board shall annually review and update this Charter as required.

Schedule C

COMPARISON TO CANADIAN CORPORATE GOVERNANCE REQUIREMENTS

National Instrument 58-101F1 – Corporate Governance Disclosure, National Policy 58-201

Required Disclosure NI 58-101 Fl	Relevant Guideline from NP 58-201	Compliance
1. Board of Directors	Meaning of Independence/Composition of the Board/Meetings of Independent Directors
1(a)-(g)	2.1; 3.1; 3.2; 3.3	Yes
2. Board Mandate	Board Mandate
2(a)	3.4(a)-(g); (i), (ii)	Yes
3. Position Descriptions	Position Descriptions
3(a)-(b)	3.5	Yes
4. Orientation and Continuing Education	Orientation and Continuing Education
4(a) (i), (ii): (b)	3.6; 3.7	Yes
5. Ethical Business Conduct	Code of Business Conduct and Ethics
5(a) (i), (ii) & (iii); (c)	3.8(a)-(f); 3.9	Yes
6. Nomination of Directors	Nomination of Directors
6(a)-(c)	3.10; 3.11; 3.12(A)-(B); 3.13; 3.14(a)-(c)	Yes
7. Compensation	Compensation
7(a)-(d)	3.15; 3.16; 3.17 (a)-(c)	Yes
8. Other Board Committees
n/a	n/a	Yes
9. Assessments	Regular Board Assessments
n/a	3.18 (a)-(b)	Yes

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